0-23464

P.E. 2-20-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2002

Hummingbird Ltd.
(Translation of registrant's name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Encls. 10 Press Releases

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.
(Registrant)

Date: March 4, 2002

By: ______________________
Inder P.S. Duggal
Chief Financial Officer and
Chief Controller

Hummingbird

NABARRO NATHANSON CHOOSES HUMMINGBIRD FOR INTEGRATED eBUSINESS SOLUTION

Hummingbird EIP™, PD Accord™ and DOCSFusion® to enable a collaborative enterprise solution

Toronto – February 4, 2002 – Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company, today announced that Nabarro Nathanson, one of the United Kingdom's leading commercial law firms, has purchased 900 seats of Hummingbird EIP™ (Hummingbird Enterprise Information Portal) as well as DOCSFusion® and PD Accord™, creating an enterprise solution to manage the firm's business information.

Nabarro Nathanson will be implementing Hummingbird EIP to create a single Web-based desktop for all applications. The firm will also begin migrating more than 100 partners and over 350 lawyers from DOCS Open®, Hummingbird's client/server document management solution to DOCSFusion®, Hummingbird's advanced three-tier document management solution. With the integration of PD Accord, Hummingbird's Web-based collaborative framework, Nabarro Nathanson will be creating a more secure and effective virtual deal room for client transactions than is currently in place.

"Hummingbird EIP has the potential to deliver all business information needed by the firm through a web interface. This will significantly simplify remote working, as well as providing a robust collaborative working environment for fee-earners and clients alike. Additionally, the ability to integrate with Microsoft Outlook email means that the nirvana of the 'virtual file' is now a reality," Nick Taylor-Delahoy, Chief Information Officer, Nabarro Nathanson.

"Hummingbird continues to attract and retain customers who are looking for solutions to meet the demanding requirements for conducting global business with ease," says Barry Litwin, president, Hummingbird Ltd. "Nabarro Nathanson's implementation of an enterprise solution from Hummingbird underlines our ability to execute a fully integrated eBusiness solution."

About Nabarro Nathanson

Nabarro Nathanson is one of the UK's leading commercial law firms, with over 100 partners leading more than 350 legal staff. We offer a full range of legal services to the business world, and in many areas our partners and solicitors are rated as the leading experts in their particular field. Our headquarters are in central London. We also have offices in Reading, Sheffield and Brussels.

We provide national and international legal assistance and support to our clients with a wide range of legal services including: banking and project finance; charities; commercial litigation; commercial property; construction; corporate finance; EC/competition law; employment; energy; environment and minerals law; health and safety; insolvency; intellectual property; IT law; mergers and acquisitions; pensions; personal injury; planning; property litigation; share schemes; taxation; telecommunications; venture capital.

About Hummingbird EIP™

Hummingbird EIP™ is a fully customizable Web-based workspace that enables access to business-critical applications and information, including structured and unstructured data, for maximum competitive advantage. Combining the best components from all business areas of Hummingbird, Hummingbird EIP is an enterprise-scalable, application and platform-independent solution that features an XML-based plug-in architecture to seamlessly integrate any enterprise application into the Hummingbird EIP environment, allowing users to act on the information they receive. With more than 200 e-Clip plug-ins, Hummingbird EIP provides unsurpassed integration of existing enterprise resources.

About PD Accord™

PD Accord is the complete collaborative framework from Hummingbird that provides a secure, document-centric collaboration environment suitable for intra/inter-enterprise deployments across any industry. It increases the effectiveness of collaborative activities between employees, customers, partners and suppliers, increasing team productivity, reducing costs, and shortening project timelines. PD Accord™ is integrated within Hummingbird EIP™ and Hummingbird Document and Content Management Solutions.

About Hummingbird Document and Content Management Solutions

Hummingbird Document and Content Management Solutions give organizations the ability to create centralized repositories, or libraries, containing all of the unstructured data they generate - files, email, text, forms, records and other documents. Powerful search and retrieval tools make this information easily available for use and collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Imaging, Routing and Records Management services round out Hummingbird's Document Management and Content Management Solutions.

About Hummingbird

Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management and collaboration. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

Hummingbird

ESSILOR OF AMERICA PURCHASES HUMMINGBIRD ETL SOLUTION

Genio Suite™ to power Essilor's CRM, data warehouse initiatives

Toronto – February 11, 2002 – Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company, today announced that Essilor of America, a subsidiary of Essilor Group has purchased Genio Suite™ to consolidate sales and production information. Essilor Group is the world leader in ophthalmic optical products with $2 billion in sales and 22,000 employees worldwide.

Essilor of America purchased Genio Suite, a powerful ETL (extract, transform, load) and data integration solution from Hummingbird, to replace its custom, in-house ETL system. Essilor was looking for an efficient way to move information from flat files to an Oracle database. Sales information will be consolidated into the data warehouse and will be used to support Essilor's customer relationship management (CRM) and marketing initiatives. Essilor Labs of America manufacturing information from various locations will be loaded into a data warehousing project run by the data center at the Dallas, US headquarters.

At its corporate headquarters in France, Essilor already uses Genio Suite for a range of business applications including loading information from customer records into a data warehouse. This successful implementation of ETL technology from Hummingbird led Essilor of America to select Genio Suite for its ETL project.

"When we visited headquarters in France to research their ETL solution everyone was very happy with Genio Suite. They've been using it for three years," said Konstantinos Voyiatzis, Vice President, Information Systems, Essilor of America. "We discovered that Genio Suite was easy to use, had the functionality we needed and that it was well integrated with Oracle."

"Hummingbird has focused on building a strong ETL solution that delivers measurable ROI to our customers. It is very satisfying to see the vote of confidence expressed by Essilor as it continues to expand the use of Genio Suite in its worldwide operations," said Barry Litwin, president, Hummingbird Ltd.

About Essilor

Essilor of America, Inc. (Essilor) is a subsidiary of Paris-based Essilor International, S.A., a publicly held company traded on the Bourse (Symbol: ESI).

Essilor is the leading manufacturer of optical lenses in the United States and founding partner of VisionWeb℠, www.visionweb.com, which is creating the world's largest eye care network. An industry pioneer in the development and production of ophthalmic lenses, Essilor is the market leader in progressive, high-index and anti-reflective coated lenses. The company manufactures optical lenses under the Varilux®, Crizal®, Airwear® and Essilor brand names.

About Genio Suite™

Genio Suite™ enables IT professionals to realize data exchange from any source to any target across the spectrum of operational and decision support systems in the enterprise, including data warehouses, OLAP cubes, enterprise resource planning (ERP), customer relationship management (CRM) and financial systems. Genio Suite automates many of the tasks that normally require time-consuming programming, allowing users to rapidly develop data transformation routines with immediate return on investment.

About Hummingbird

Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management and collaboration. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

Hummingbird

ARGOSY GAMING COMPANY GAINS COMPETITIVE EDGE WITH GENIO SUITE™

Genio Suite will be used to enhance CRM initiative

Toronto – February 11, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company, today announced that Argosy Gaming Company Inc., a leading multi-jurisdictional owner and operator of riverboat casinos and related facilities has purchased Genio Suite™. In line with Argosy's mission to focus on customers, the acquisition of Genio Suite is part of an ongoing effort to deliver value to casino visitors.

Argosy purchased Genio Suite, a powerful ETL (extract, transform, load) and data integration solution from Hummingbird to populate customer information from the Casino Management Systems at the company's casinos to a central data warehouse and CRM (Customer Relationship Management) solution from Teradata, a division of NCR. The information will then be used to build enhanced relationships with customers by allowing Argosy to reward customers with benefits and special promotions.

"Genio Suite is a strong ETL and data integration solution that allows Hummingbird customers to improve their competitive position by transforming, cleansing, enriching and directing information across the entire spectrum of decision support systems and enterprise applications," said Barry Litwin, president, Hummingbird Ltd. "Our partnership with Teradata makes Genio Suite particularly well suited for populating enterprise data warehouses such as the one at Argosy's headquarters in Alton, Illinois."

About Argosy Gaming Company Inc

Argosy is a leading multi-jurisdictional owner and operator of riverboat casinos and related entertainment and hotel facilities in the mid-western and southern United States. Argosy, through its subsidiaries, owns and operates the Alton Belle Casino in Alton, Illinois, serving the St. Louis metropolitan market; the Argosy Casino in Riverside, Missouri, serving the greater Kansas City metropolitan market; the Argosy Casino-Baton Rouge in Louisiana; the Belle of Sioux City in Iowa; the Empress Casino and Hotel in Joliet, Illinois, serving the greater Chicagoland market; and the Argosy Casino & Hotel in Lawrenceburg, Indiana, serving the Cincinnati and Dayton metropolitan markets.

About Genio Suite™

Genio Suite™ enables IT professionals to realize data exchange from any source to any target across the spectrum of operational and decision support systems in the enterprise, including data warehouses, OLAP cubes, enterprise resource planning (ERP), customer relationship management (CRM) and financial systems. Genio Suite automates many of the tasks that normally require time-consuming programming, allowing users to rapidly develop data transformation routines with immediate return on investment.

About Hummingbird

Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management and collaboration. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

Hummingbird

SPRENGER & LANG PURCHASES PD ACCORD™, DOCSFUSION® FROM HUMMINGBIRD

Tight integration of document management, collaborative framework to aid Sprenger & Lang with litigation needs

Toronto – February 19, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company, today announced that Sprenger & Lang, a national law firm specializing in employment law, with offices in Minneapolis, MN and Washington, D.C., has purchased PD Accord™ and DOCSFusion® from Hummingbird to support its national class action practice.

Sprenger & Lang has successfully litigated a number of high profile race, gender, and age discrimination cases. It will use the secure, Web-based collaborative framework of PD Accord to help manage national class action lawsuits involving multiple co-counsel, and thousands of plaintiffs and class members across the country.

"With PD Accord, we are moving to a new technological level that will immediately yield a return on investment in several large class actions for which we are lead counsel," said Susan Coler, a partner at Sprenger & Lang. "The improved access to communications and documents for parties involved in the litigation will allow us to prosecute the lawsuits more efficiently and effectively."

With the tight integration of PD Accord and DOCSFusion, an advanced three-tier document management solution, co-counsel, plaintiffs and class members will be able to engage in secure Web-based collaboration, as well as securely access relevant documents stored in the Hummingbird document library via PD Accord project folders.

"The tight integration between PD Accord and DOCSFusion enhances the ability of organizations in any industry to provide secure and effective collaboration on documents for all stakeholders," said Barry Litwin, president, Hummingbird Ltd. "In the legal industry, PD Accord is increasingly finding acceptance as a vehicle for enabling collaboration between litigation attorneys in the form of virtual deal rooms."

About Sprenger & Lang

Sprenger & Lang, with offices in Washington, D.C. and Minneapolis, Minnesota, primarily represents employees and other aggrieved individuals in class action and other complex multi-plaintiff litigation across the nation. The firm has obtained some of the country's largest gender, age, and race discrimination judgments, including cases involving CBS, Cargill, Northwest Airlines, First Union, Amtrak and Ceridian Corporation. For more information about the firm, please visit http://www.sprengerlang.com/.

About PD Accord™

PD Accord™ is the complete collaborative framework from Hummingbird that provides a secure, document-centric collaboration environment suitable for intra/inter enterprise deployments across any industry. It increases the effectiveness of collaborative activities between employees, customers, partners and suppliers, increasing team productivity, reducing costs, and shortening project timelines. PD Accord is integrated within Hummingbird EIP™ and Hummingbird Document and Content Management Solutions.

About Hummingbird Document and Content Management Solutions
Hummingbird Document and Content Management Solutions give organizations the ability to create centralized repositories, or libraries, containing all of the unstructured data they generate – files, email, text, forms, records and other documents. Powerful search and retrieval tools make this information easily available for use and collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Records Management, Collaboration, Imaging, and Routing services round out Hummingbird's Document Management and Content Management Solutions.

About Hummingbird
Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management and collaboration. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Contacts
Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: (416) 773-5846
Fax: (416) 496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

Sprenger & Lang Contacts

Susan Coler
Partner
Sprenger & Lang
Tel: (612) 486-1816
scoler@sprengerlang.com

Hummingbird

HUMMINGBIRD AND SATYAM ANNOUNCE GLOBAL STRATEGIC ALLIANCE

Satyam to be Title Sponsor at Summit 2002

Toronto – February 19, 2002 – Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company and Satyam Computer Services Ltd. (NYSE: "SAY"), a multi-faceted, end-to-end IT solutions provider, today announced their Global Strategic Alliance. Hummingbird and Satyam will jointly offer software and consulting services aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace.

The agreement establishes an alliance whereby Satyam will provide supplemental services to complement and extend Hummingbird's Professional Services organization. The new partnership will deliver consulting and integration services based on Hummingbird's entire portfolio of enterprise software solutions. Together, Hummingbird and Satyam are well positioned to offer industry-leading solutions that satisfy the market's need to capitalize on enterprise intellectual assets.

"Hummingbird's extensive portfolio of industry leading enterprise software will enable Satyam consultants to build and extend client infrastructures with dynamic and effective collaborative enterprise solutions," said F.S. Mohan Eddy, Sr. Vice President-Collaborative Enterprise Solutions, Satyam. "This alliance reflects our continued effort to integrate technology and knowledge to build value for our joint customers by providing them with the means to improve their competitive strengths."

"The partnership with Satyam, who have consistently delivered best-in-class solutions to Global 2000 organizations, strengthens Hummingbird's position as a global leader in enterprise software," said Barry Litwin, president, Hummingbird. "We look forward to leveraging Satyam's consulting expertise and to work with Satyam's project teams to deliver effective, industry-based solutions and technologies."

Satyam will be a Title Sponsor at Hummingbird's flagship event, Summit 2002, a worldwide conference and technology showcase. This year's theme, ***"Go Beyond"***, signals Hummingbird's commitment to going well beyond customer expectations, both in terms of Hummingbird's product and solution offerings, as well as setting a new standard for the educational value of the conference content and agenda. Summit attendees will hear first hand about innovative, real world, successful implementations of Hummingbird products and solutions that are on the leading edge of today's business technology. Summit will take place February 24-27, 2002, at the Wyndham Palace Resort, Orlando, FL. http://www.hummingbird.com/summit2002

About Satyam Computer Services
Satyam Computer Services Ltd., a SEI-SMM Level 5 company, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. The dedicated and highly skilled IT professionals at Satyam, its subsidiaries and joint ventures work onsite, offshore or offsite to provide customized IT solutions for companies in several industry sectors. Satyam's ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, USA, UK, Europe, Japan, Singapore and Australia serve 300 global companies of which nearly 50 are Fortune 500 corporations. The Satyam marketing network spans 36 countries across five continents. Satyam's strategic technology and marketing partnerships, and the need-driven deployment of domain and technology expertise, bring to the customer a range of products and solutions that enhance performance and competitiveness. For more information, please visit www.satyam.com

About Hummingbird
Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management and collaboration. The Company offers its solutions, along with related consulting, education, and support services, in more than 50 countries around the world. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:
Hummingbird Ltd. Contacts:

Amelia Young, CFA
Senior Director, Investor Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 5846
Fax: (416) 496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Public Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@humminbgird.com

Satyam Contacts:
SVL Narayan
VP, Corporate Communications
Satyam Computer Services Ltd
Tel: +91.40.784.3222 x4278
svln@satyam.com

Hummingbird

HUMMINGBIRD AND 5280 SOLUTIONS ANNOUNCE CERTIFIED MAIL FOR HUMMINGBIRD EIP

Partnership to enable secured email for the Hummingbird EIP Architecture

Toronto – February 20, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC and TSE: HUM) a world-leading enterprise software solutions company, and 5280 Solutions, a leading business services organization, today announced the availability of Certified Mail for Hummingbird EIP™, an extension product that offers a seamless architecture for secure email distribution of documents.

5280 Solutions' Certified Mail for Hummingbird EIP enables the portal's document management users to send encrypted e-mail communications to any recipient worldwide. Users can add transparent encryption, proof of receipt with timestamp, message authentication, and enhanced document history and reporting through Hummingbird EIP. These features allow financial services organizations to meet SEC guidelines, healthcare organizations to meet HIPAA requirements, as well as providing all organizations secure, traceable messaging to disseminate intellectual property. Further integration with the portal's document management system, DOCSFusion®, will allow users to securely send encrypted documents directly from a document library.

"Now, more than ever, security is not only on our clients' minds, but various industry guidelines are demanding secure communications," says Mike Randash, Vice President of Business Development, 5280 Solutions. "5280 Solutions' Certified Mail for Hummingbird EIP supports our clients' complete security and privacy requirements as they exchange documents and communicate globally."

"Secure email communications are a priority for our customers," says Alp Hug, vice-president, technology development, Hummingbird Ltd. "The integration of Certified Mail into Hummingbird EIP demonstrates Hummingbird's ongoing commitment to providing enterprise-wide security for all users."

5280 Solutions (Booth 309) will be demonstrating Certified Mail for Hummingbird EIP at Summit 2002, Hummingbird's worldwide conference and technology showcase, which will take place at the Wyndham Palace Resort, Orlando, Florida on February 24-27, 2002. http://www.hummingbird.com/summit2002

About 5280 Solutions -- 5280 Solutions, Inc., headquartered in Aurora, CO, is a Business Services organization that specializes in the international provision of innovative information technology products. 5280 Solutions' primary lines of business include Document Management/Imaging/Portals, Security Management, Secure Messaging, and STAR – Universal Transaction Application. The 5280 Solutions team focus is the successful delivery of a solution that results in exceptional customer satisfaction. Learn more about 5280 Solutions on their website, www.5280solutions.com.

About Hummingbird EIP™

Hummingbird EIP™ is a fully customizable Web-based workspace that enables access to business-critical applications and information, including structured and unstructured data, for maximum competitive advantage. Combining the best components from all business areas of Hummingbird, Hummingbird EIP is an enterprise-scalable, application and platform-independent solution that features an XML-based plug-in architecture to seamlessly integrate any enterprise application into the Hummingbird EIP environment, allowing users to act on the information they receive. With more than 200 e-Clip plug-ins, Hummingbird EIP provides unsurpassed integration of existing enterprise resources.

About Hummingbird Document and Content Management Solutions

Hummingbird Document and Content Management Solutions give organizations the ability to create centralized repositories, or libraries, containing all of the unstructured data they generate – files, email, text, forms, records and other documents. Powerful search and retrieval tools make this information easily available for use and collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Records Management, Collaboration, Imaging, and Routing services round out Hummingbird's Document Management and Content Management Solutions.

About Hummingbird

Hummingbird (NASDAQ: HUMC; TSE: HUM) develops enterprise software solutions that provide the ability to access and act upon all business-critical information and resources, aggregated and categorized through a single user interface. Hummingbird offers these global enterprise solutions through the desktop and the Web with Hummingbird EIP™ (Hummingbird Enterprise Information Portal), the cornerstone product of the Company's e-Business solutions. Integrated within Hummingbird EIP™ are the Company's proven technologies for Host Access and Network Connectivity, data integration and business intelligence, as well as document and content management and collaboration. The Company offers its solutions, along with related consulting, education, and support services, in nearly 40 offices around the world. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should

revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

5280 Solutions Contact

Troy Kloberdanz
Director of Business Development
5280 Solutions, Inc.
Tel: 303-696-5100
Fax: 303-696-3558
tkloberdanz@5280solutions.com

Hummingbird unveils new versions of core technologies at Summit 2002
New versions are part of Hummingbird Enterprise™, the world's first integrated EIMS

Hummingbird Summit 2002, Orlando, Florida – February 25, 2002 – Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company, today unveiled new versions of its portal, document management, business intelligence, records management, web publishing, workflow and collaboration solutions. The announcement took place at Summit 2002, Hummingbird's worldwide conference and technology showcase. As part of Hummingbird's strategy of "Transforming Information into Intelligence™" all new versions are tightly integrated into Hummingbird Enterprise™, the world's first integrated enterprise information management system (EIMS). Hummingbird Enterprise helps organizations leverage their intellectual assets by creating a 360° view of their information and knowledge content.

"The new versions of our software complete the circle of Hummingbird's re-branding by providing a coherent and consistent solution portfolio for our customers that is both modular and interoperable," said Barry Litwin, president, Hummingbird Ltd. "The new solution names reinforce the continuous value chain Hummingbird Enterprise offers our customers and reflect Hummingbird's position as a provider of a complete EIMS."

Each new component of Hummingbird Enterprise will feature a common user interface to create a consistent user experience. The new versions will carry the following names: Hummingbird Portal™, Hummingbird DM™, Hummingbird BI™, Hummingbird RM™, Hummingbird Collaboration™, Hummingbird Web Publishing™, and Hummingbird DM Workflow™. Each has been enhanced to allow customers to maximize value from their intellectual content. Product will ship in the second quarter of 2002.

Enhancements to the new releases of the components of Hummingbird Enterprise include:

- **Hummingbird Portal v. 5.0**
  This release features an integrated document-centric collaborative environment, a wide range of new messaging functionality, including wireless event and task notification, as well as enhanced usability, and superior information search and categorization capabilities. Administrators will notice significant improvements in scalability, user activity logging, and overall product architecture.

- **Hummingbird DM v. 5.0**
  Enhanced security, searching capabilities, deployment tools and advanced component document management position Hummingbird DM 5.0 as the leading document management solution. In addition to the tighter integration with the components of Hummingbird Enterprise, the new release of Hummingbird DM offers native application integration with leading SCM, ERP and CRM solutions. Hummingbird DM Workflow complements Hummingbird DM by distributing published documents to the intranet, Internet or extranet. Hummingbird Web Publishing eases updating and maintaining web content by automatically

converting documents from the document repository into HTML format. Several important improvements to Hummingbird DM Workflow, such as enhanced Section 508 compliance, wireless notification and folder routing capabilities, are featured in this release.

- **Hummingbird BI v. 8.0**
  This release delivers an enterprise business intelligence solution that enhances decision-making effectiveness across the organization by leveraging information managed by Hummingbird Enterprise. Enhancements to functionality and usability in this release will boost the end user experience, and minimize administrative and training resource requirements. Hummingbird BI 8.0 offers architectural developments for openness, scalability and for tighter integration with other Hummingbird solutions, particularly Hummingbird DM and Hummingbird Portal. For desktop users of Hummingbird BI, migration to a thin client environment has been made seamless with additional new features.

- **Hummingbird RM v. 5.0**
  Enhanced Section 508 compliance, wireless notification, improved routing capabilities and document level disposition round out this new release of Hummingbird RM. By integrating records management features into Hummingbird Enterprise, Hummingbird RM reduces operating costs, improves productivity, protects vital records and improves access to information.
- **Hummingbird Collaboration v. 5.0**
  This version's enhanced security features include a Secure Document Repository with 128-bit DES encryption ensuring information can only be accessed by authorized participants from within a project, exclusionary security on project contents designed to avoid conflict of interest, and Digital Rights features that restrict access to native documents eliminating risk of redistribution of sensitive data. The solution's delegated authority model allows project administrators to control participants eliminating IT involvement and associated cost. Wireless messaging capabilities round out the enhancements to this new release.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated EIMS. Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio

of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content.

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

Hummingbird unveils an integrated Enterprise Information Management System (EIMS) that delivers a 360° view of enterprise content.

Hummingbird Summit 2002, Orlando, Florida – February 25, 2002 – Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software company, today unveiled Hummingbird Enterprise™, which builds on and extends its leadership in enterprise information management systems (EIMS). The company made this announcement at its worldwide conference and technology showcase, Summit 2002. Hummingbird Enterprise is an integrated EIMS that helps customers manage the entire lifecycle of their business content with a 360° view of their knowledge assets.

Responding to market demand for a consistent user experience, Hummingbird is unveiling new versions of its portal, document management, business intelligence, records management, imaging, workflow and collaboration solutions at Summit 2002 that will feature superior security, integration and a consistent look-and-feel. Hummingbird Enterprise enters the market at a time when, according to analysts at Gartner, "The criticality of information exploitation in business and government means that intellectual assets, collaboration and knowledge management are moving to the forefront of investment in 2002." [Gartner Inc., New Focus on Knowledge and Collaboration Begins in 2002, Jan 7, 2002]

"Our corporate brand is known for quality, innovation and customer satisfaction. With Hummingbird Enterprise, we will deliver unsurpassed value to our customers by helping them leverage their intellectual assets with an integrated portfolio of products," said Barry Litwin, president, Hummingbird Ltd.

"Our strategy is to provide an enterprise-wide virtual work environment with seamlessly interoperable building blocks that provide portal access, enterprise data connectivity, document management, records management, knowledge discovery, collaboration and business analysis tools. The product architecture is designed so that each building block may be used individually or in combination with other building blocks," said Andrew Pery, chief marketing officer, Hummingbird Ltd.

To reflect an integrated, yet modular solution suite, the company is delivering a simple and consistent product brand. The new solution names are: Hummingbird Portal™, Hummingbird DM™, Hummingbird BI™, Hummingbird ETL™, Hummingbird KM™, Hummingbird RM™, Hummingbird Imaging™, Hummingbird Web Publishing™, Hummingbird DM Workflow™, Hummingbird Collaboration™.

A White Paper from Hummingbird titled "Hummingbird Enterprise: Fostering a 360° View of Enterprise Content" provides a comprehensive view of Hummingbird Enterprise. This White Paper is available at www.hummingbird.com.

Hummingbird Enterprise is designed to allow organizations to realize tangible, significant and rapid returns on investment including:

- Enhanced productivity – single, secure logon, customizable workspaces, interoperable solutions that encompass the management of structured and unstructured content, integrated document management, collaborative, content management and ad hoc query and reporting capabilities.
- Streamlined business processes – that provide customers a consistent, modular and scalable platform for end-to-end document and content life cycle management.
- Extensibility by providing seamless application integration with mission critical business solutions. This is accomplished through internally sponsored seamless integration and 3rd party development of eClip™ plug-ins. Hummingbird Enterprise supports plug-ins for ERP vendors such as SAP, ERM vendors such as Siebel, groupware environments such as Lotus Notes, content providers such as Westlaw, content management vendors such as Interwoven and supply chain management vendors such as J.D. Edwards.
- Cost savings – a lower total cost of ownership provided by an integrated solution set, rapid deployment time, streamlined application integration, and low administration costs;

Hummingbird Enterprise delivers on its mission by providing a business-critical suite of EIMS components enabling organizations to provide employees, partners, customers and suppliers with the ability to easily access, find, analyze, manage, and collaborate on enterprise content across a wide variety of formats, languages, and platforms.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated EIMS. Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360° view of enterprise content with a portfolio of products that are both modular and interoperable. Today, 5 million users representing 90% of the Fortune 500 and 85% of the Fortune 100 rely on Hummingbird to connect, manage, access, publish and search their enterprise content.

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties

that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Contacts:

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

Hummingbird

HUMMINGBIRD PORTAL AND DOCUMENT MANAGEMENT APPLICATIONS NOW INTEGRATED WITH SIEBEL *e*BUSINESS APPLICATIONS

Siebel Systems and Hummingbird joint solutions provide organizations with easy access to critical enterprise-wide information

Toronto – February 26, 2002 – Hummingbird Ltd. (TSE: HUM and NASDAQ: HUMC), a world-leading enterprise software solutions company, today announced the integrations of both Hummingbird Enterprise Information Portal™ (EIP™) Version 5.0 and Hummingbird Document Management™ (DM™) Version 4.0 with Siebel *e*Business Applications. Hummingbird's EIP and DM solutions have been successfully validated by Siebel Systems, Inc., (Nasdaq: SEBL), providing organizations with greater access to enterprise information to increase productivity, maximize revenue and profit, and significantly enhance customer acquisition, satisfaction, and retention.

Siebel Systems is the world's leading provider of eBusiness applications software. The Siebel Validation Program applies rigorous technical scrutiny to evaluate the integration of third-party solutions with Siebel *e*Business Applications. Siebel Systems enables software vendors like Hummingbird to easily integrate their products with Siebel *e*Business Applications through an open, extensible, architecture. Siebel Systems offers an integrated family of applications software that allows organizations to manage, synchronize, and coordinate all customer touch points across the Web, call center, field sales and service personnel, and partner channels.

The integrated solutions enable joint customers to create a unified view of their business, incorporating information from Siebel *e*Business Applications with other internal and external information sources and applications, resulting in greater efficiency and increased productivity. Hummingbird EIP and Hummingbird DM solutions allow joint customers to seamlessly access data and functionality from Siebel *e*Business Applications.

"Siebel Systems demonstrates a deep understanding of industry-specific processes and industry best practices embedded in software applications that greatly reduce total cost of ownership," says Andrew Pery, Chief Marketing Officer, Hummingbird Ltd. "This integration of our technologies truly allows our joint customers to leverage a single view of the customer across the enterprise."

With the completion of the Siebel Validation effort Hummingbird EIP and DM now integrate with Siebel *e*Business Applications version 6. Hummingbird EIP and Hummingbird DM solutions deliver data and functionality enabling users to act upon relevant information and make better decisions and leverage relevant content that resides within the Siebel database.

"Siebel Systems and Hummingbird have developed a compelling joint offering that provides customers with the ability to more effectively manage their organizations," says Catherine Cherubino, Senior Director, Alliances at Siebel Systems. "Through the validated integrations of Hummingbird Enterprise Information Portal and Hummingbird Document Management, joint customers will have broader access to information and mission critical applications throughout the enterprise."

About Hummingbird EIP
Hummingbird EIP is a fully customizable Web-based workspace that enables access to business-critical applications and information, including structured and unstructured data, for maximum competitive advantage. Combining the best components from all business areas of Hummingbird, Hummingbird EIP is an enterprise-scalable, application and platform-independent solution that features an XML-based plug-in architecture to seamlessly integrate any enterprise application into the Hummingbird EIP environment, allowing users to act on the information they receive. With more than 200 e-Clip plug-ins, Hummingbird EIP provides unsurpassed integration of existing enterprise resources.

About Hummingbird Document and Content Management Solutions
Hummingbird Document and Content Management Solutions give organizations the ability to create centralized repositories, or libraries, containing all of the unstructured data they generate: files, email, text, forms, records, and other documents. Powerful search and retrieval tools make this information easily available for use and collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Imaging, Routing, and Records Management services round out Hummingbird's Document Management and Content Management Solutions.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360 degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

About Siebel Systems
Siebel Systems Inc. is the world's leading provider of eBusiness applications software. Siebel Systems provides an integrated family of eBusiness applications software, enabling multichannel sales, marketing, and customer service systems to be deployed over the Web, call centers, field, reseller channels, retail, and dealer networks. Siebel Systems' sales service facilities are located in more than 32 countries. For more information, please visit Siebel Systems' Web site at www.siebel.com.

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

Siebel Systems Media Contact
Siebel Systems Public Relations
650-477-4316
tswenson@siebel.com

Hummingbird

HUMMINGBIRD AND REDDOT ANNOUNCE GLOBAL TECHNOLOGY ALLIANCE

Companies to integrate products to provide end-to-end enterprise content management

Orlando – February 26, 2002 – Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), a world-leading enterprise software solutions company, and RedDot Solutions, a world-leading provider of enterprise content management solutions, today announced a strategic technology alliance. Under the terms of the agreement, RedDot Content Management Server (CMS) will be integrated with Hummingbird's enterprise portal and document management solutions.

"Gartner has been predicting the convergence of web content management (WCM), integrated document management (IDM) and Portals for more than two years," said Mark Gilbert, Research Director, Gartner Group. "This convergence has already begun in the WCM and IDM markets, and companies that integrate portal offerings into the solution take this one step further."

RedDot decentralizes Web, intranet and extranet content maintenance with a comprehensive CMS toolset, delivering high ROI with an intuitive WYSIWYG interface for content editors that requires little training to use.

RedDot CMS will be tightly integrated with Hummingbird's portal solution, providing users with better control over the creation and publishing of Web content to portal communities from within the portal workspace. RedDot CMS will also be integrated with Hummingbird's document and content management solution. RedDot CMS users will be able to seamlessly leverage the content in Hummingbird's document repositories.

"Our alliance with Hummingbird offers RedDot content management customers access to innovative and easy-to-use document management and portal solutions," said Niels Metger, chief executive officer of RedDot Solutions. "By integrating the proven technologies of both RedDot and Hummingbird, customers strongly benefit from solutions that have already produced significant time and cost savings for thousands of organizations worldwide."

"Hummingbird's enterprise portal, document management and content management customers will greatly benefit from this alliance," said Barry Litwin, president, Hummingbird. "With RedDot CMS, our customers will be able to leverage strong web content management capabilities to complement their investment in Hummingbird's information management solutions."

RedDot (Booth #613) will demonstrate the integration of its CMS with Hummingbird's portal offering, and document and content management solution at Summit 2002, Hummingbird's worldwide conference and technology showcase. The company will also present a session titled "Overview of Web Content Management Solutions" at Summit 2002 which will take place at the Wyndham Palace Resort, Orlando, Florida on February 24-27, 2002. www.hummingbird.com/summit2002

About RedDot Content Management Server

RedDot CMS Professional is a powerful Web content management solution that decentralizes Internet, intranet and extranet content maintenance with a comprehensive toolset, delivering multiple publishing formats, content scheduling and rotation, version control, digital asset management, multi-lingual site management and a multi-level authorization and workflow structure. RedDot enables organizations to push content authoring responsibilities to the content owners, regardless of their technical skill, making deployment of information more cost-effective. The RedDot product line offers an XML-based API and the RedDot Plug-in architecture allows for customization and integration. The RedDot CMS, combined with the RedDot Content Import Engine (CIE), for importing structured content, and the Content Integration Server (CIS) provides a full-featured solution for application integration and the delivery of dynamic, personalized content.

About RedDot Solutions

RedDot Solutions Corporation is a leading provider of integrated enterprise content management solutions. Enterprises and small-scale organizations rely on RedDot's ease-of-use, rapid implementation, scalability and personalization to manage demanding content needs. Built on open industry standards for extensive scalability and flexibility, RedDot offers the most intuitive content management solution in the industry. With more than 700 installations worldwide, RedDot manages content on 1,500+ Web, intranet and extranet sites. RedDot Solutions Corporation has headquarters in New York City and offices in Santa Clara Toronto and Europe. For more information visit http://www.RedDotSolutions.com.

About Hummingbird EIP™

Hummingbird EIP™ is a fully customizable Web-based workspace that enables access to business-critical applications and information, including structured and unstructured data, for maximum competitive advantage. Combining the best components from all business areas of Hummingbird, Hummingbird EIP is an enterprise-scalable, application and platform-independent solution that features an XML-based plug-in architecture to seamlessly integrate any enterprise application into the Hummingbird EIP environment, allowing users to act on the information they receive. With more than 200 e-Clip™ plug-ins, Hummingbird EIP provides unsurpassed integration of existing enterprise resources.

About Hummingbird Document and Content Management Solutions

Hummingbird Document and Content Management Solutions give organizations the ability to create centralized repositories, or libraries, containing all of the unstructured data they generate – files, email, text, forms, records and other documents. Powerful search and retrieval tools make this information easily available for use and collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Records Management, Collaboration, Imaging, and Routing services round out Hummingbird's Document Management and Content Management Solutions.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360 degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to protect its intellectual property rights; the Company's ability to train its sales force, technical staff and other groups in a growing array of products; the Company's ability to hire, train, and retain highly qualified personnel; the introduction of new products in a timely manner and the Company's ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information please contact:

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Public Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
pr@hummingbird.com

Karen Sussman
Communications Manager
RedDot Solutions Corporation
T: 212-425-3988 x 218
F: 425-740-0564
One Battery Park Plaza
24th Floor
New York, NY 10004
www.RedDotSolutions.com